Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in Thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$471,933	$379,249	$196,857	$171,259	$178,238
Fixed charges	48,458	34,691	28,508	16,709	12,902
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	(1,288)

	$520,391	$413,940	$225,365	$187,968	$189,852

Less:

Interest capitalized	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax (loss) income of subsidiaries that have not incurred fixed charges	(416)	(1,633)	6,873	20,730	5,109

	(416)	(1,633)	6,873	20,730	5,109

Total Earnings	$520,807	$415,573	$218,492	$167,238	$184,743

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	48,458	34,691	28,508	16,709	12,902
Expense of the interest within rental expense (1)	—	—	—	—	—

Total Fixed Charges	$48,458	$34,691	$28,508	$16,709	$12,902

Preferred Stock Dividends:
Preferred dividends	12,738	3,989	—	—	—
Preferred dividends grossed up to a pre-income tax basis	19,597	6,137	—	—	—

Total combined fixed charges and preferred dividends	$68,055	$40,828	$28,508	$16,709	$12,902

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	7.7	10.2	7.7	10.0	14.3

(1)	Deemed to be immaterial